Exhibit 23



          Consent of Independent Registered Public Accounting Firm



The Board of Directors
Con-way Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-92399 and 333-102749) on Form S-8 of Con-way Inc. of our report dated June 29, 2009, with respect to the statements of net assets available for benefits of the Con-way Retirement Savings Plan (formerly the CNF Inc. Thrift and Stock Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the year ended December 31, 2008 and the supplemental schedule - schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2008, which report appears in the December 31, 2008 annual report on Form 11-K of the Con-way Retirement Savings Plan.


                                         /s/ KPMG LLP



Portland, Oregon
June 29, 2009